Exhibit 99.1

QIWI Announces First Quarter 2021 Financial Results

First Quarter Total Net Revenue Decreases 18% to RUB 5,161 Million and Adjusted Net Profit Increases

18% to RUB 2,061 Million or RUB 33.00 per diluted share

QIWI reiterates 2021 Guidance

Board of Directors Approves Dividends of 22 cents per share

NICOSIA, CYPRUS – May 20, 2021 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced its financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Operating and Financial Highlights

•	Total Net Revenue decreased 18% to RUB 5,161 million ($68.2 million)

•	Payment Services Segment Net Revenue decreased 11% to RUB 4,762 million ($62.9 million)

•	Adjusted EBITDA increased 23% to RUB 2,820 million ($37.3 million)

•	Adjusted Net Profit increased 18% to RUB 2,061 million ($27.2 million), or RUB 33.00 per diluted share

•	Payment Services Segment Net Profit decreased 19% to RUB 2,480 million ($32.8 million) or RUB 39.71 per diluted share

•	Total Payment Services volume increased 4% to RUB 384 billion ($5.1 billion)

“Today, I’m glad to present our first quarter 2021 financial results and share several operating highlights with you. This quarter our business model has proven to be resilient and highly adaptable, responding rapidly to changing operating environments. With the significant share of our operations being under the CBR restrictions, we were able to partially substitute the lost income by the development in our key niches and areas of expertise. Our Payment Services segment net revenue decreased by 11% year over year, while thanks to optimization measure we implemented in 2020, our group Adjusted Net Profit grew by 18% year over year,” said Boris Kim, QIWI’s chief executive officer. “In our core Payment Services business, we continue to focus on the development of the products and services we offer in our key niches, primarily the digital entertainment industry, the self-employed market, and money remittances, where we aim to expand and enhance our product proposition for our users, merchants, and partners. We also count on our Factoring PLUS and Flocktory projects which we believe will help us diversify our business and support our future growth. Despite all challenges we are currently facing, I believe that our ecosystem and innate capacity to innovate and reinvent ourselves will help us further strengthen our platform and to evolve successfully with the ultimate goal of securing QIWI’s long-term growth prospects.”

First Quarter 2021 Results

Total and Segment Net Revenues: Total Net Revenue (Total Segment Net Revenue) for the quarter ended March 31, 2021 was RUB 5,161 million ($68.2 million), a decrease of 18% compared to RUB 6,260 million in the prior year.

Payment Services Segment Net Revenue for the quarter ended March 31, 2021 was RUB 4,762 million ($62.9 million), a decrease of 11% compared to RUB 5,321 million in the prior year.

PS Payment Net Revenue1 was RUB 4,068 million ($53.7 million), a decrease of 11% compared to RUB 4,595 million in the prior year. PS Payment Net Revenue decrease was predominantly driven by a decline in the Payment Average Net Revenue Yield, which was mainly driven by a reduction of E-commerce net revenue yield resulting from the discontinuation of higher-yielding cross-border payments due to the CBR restrictions underpinned by a decline of the share of E-commerce volume in total volume due to the same reason. PS Payment Net Revenue decline was partially offset by the payment volume growth year over year primarily due to the Money Remittance volumes growth.

PS Other Net Revenue2, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 694 million ($9.2 million), a decrease of 5% compared to RUB 727 million in the prior year. Fees for inactive accounts and unclaimed payments for the first quarter ended March 31, 2021 were RUB 441 million ($5.8 million) compared to RUB 490 million for the corresponding period in the prior year. PS Other Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 7% compared to the same period in the preceding year to RUB 253 million ($3.3 million) predominantly driven by cost optimization measures including lower call center, SMS and Voicemail expenses.

Corporate and Other Category (CO) Net Revenue includes: (i) net revenue from cash and settlement services related to the operations of the Tochka project; (ii) net revenue from factoring and digital bank guarantee services of our Factoring PLUS project; (iii) net revenue from platform and marketing services related to Flocktory; and (iv) net revenue from other projects in the start-up stage. For the quarter ended March 31, 2021, Corporate and Other Category Net Revenue was RUB 399 million ($5.3 million) compared to RUB 350 million in the first quarter of the prior year. Category Net Revenue dynamics were driven primarily by the following factors:

•

Tochka Net Revenue for the quarter ended March 31, 2021 was RUB 82 million ($1.1 million) compared to RUB 165 million for the first quarter of the prior year. Tochka Net Revenue decline primarily resulted from a decrease in revenue generated from cash and settlement services due to a lower number of active Tochka clients being served by QIWI Bank.

•

Factoring Net Revenue for the quarter ended March 31, 2021 was RUB 194 million ($2.6 million) compared to RUB 101 million for the first quarter of the prior year. Factoring Net Revenue growth resulted predominantly from the scaling of the project and the resulting expansion of bank guarantees and factoring portfolios.

•

Flocktory Net Revenue for the quarter ended March 31, 2021 was RUB 132 million ($1.7 million) compared to RUB 89 million for the first quarter of the prior year. Flocktory Net revenue growth was driven by the project development and an increasing number of clients using Flocktory’s platform and marketing services.

Adjusted EBITDA: For the quarter ended March 31, 2021, Adjusted EBITDA was RUB 2,820 million ($37.3 million), an increase of 23% compared to RUB 2,298 million in the prior year. The Adjusted EBITDA growth resulted from a reduction of selling, general and administrative expenses to RUB 549 million for the quarter ended March 31, 2021 as compared to RUB 1,228 million for the same period in the prior year, primarily due to a decrease in advertising, client acquisition and related expenses, as well as from a reduction of personnel expenses (excluding the effect of share-based payments) to RUB 1,699 million for the quarter ended March 31, 2021 as compared to RUB 2,224 million for the same period of the prior year, in each case driven by the divestiture or wind-down of SOVEST and Rocketbank projects, respectively. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Net Revenue) was 54.6% for the quarter ended March 31, 2021 compared to 36.7% for the same period in the prior year.

[1]	For the three months ended March 31, 2020 and March 31, 2021 PS Payment Net Revenue is equal to PS Payment Adjusted Net Revenue
[2]	For the three months ended March 31, 2020 and March 31, 2021 PS Other Net Revenue is equal to PS Other Adjusted Net Revenue

Adjusted and Segment Net Profit: For the quarter ended March 31, 2021, Adjusted Net Profit (Total Segment Net Profit) was RUB 2,061 million ($27.2 million), an increase of 18% compared to RUB 1,754 million in the first quarter of the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA offset by higher income tax expenses as compared to the same period of the prior year.

For the quarter ended March 31, 2021, Payment Services Segment Net Profit was RUB 2,480 million ($32.8 million), a decrease of 19% compared to RUB 3,051 million in the prior year driven by Payment Services Segment Net Revenue decline underpinned by an increase in personnel expenses (excluding the effect of share-based payments).

Corporate and Other Category Net Loss includes: (i) net profit from the Tochka JV operations; (ii) net profit/loss of our Factoring PLUS project; (iii) net profit/loss of the Flocktory project; (iv) net profit/loss from other projects in the start-up stage, and (v) corporate expenses. Corporate and Other Category Net Loss for the first quarter of 2021 was RUB 419 million ($5.5 million) compared to a Net Loss of RUB 115 million for the same period of the previous year. These dynamics were driven primarily by the following factors:

•

Corporate Net Loss for the first quarter of 2021 was RUB 442 million ($5.8 million) compared to RUB 239 million for the same period of the previous year. Corporate Net Loss increased mainly due to foreign exchange loss amounted to RUB 13 million compared to a foreign exchange gain of RUB 94 million in the same period of the prior year as well as due to higher income tax expenses compared to the same period of the prior year.

•

Tochka Net Profit for the first quarter of 2021 was RUB 191 million ($2.5 million) compared to RUB 143 million for the same quarter of the previous year. Tochka Net Profit increase resulted from the continuing growth and development of the Tochka business, accounted for by us under the equity method.

•

Factoring PLUS Net Loss for the first quarter of 2021 was RUB 20 million ($0.3 million) compared to Net Loss of RUB 3 million for the same period of the previous year. Factoring Plus Net Loss growth resulted from the accrual of reserves for expected credit losses due to digital bank guarantees portfolio growth.

Payment Services Other Operating Data: For the quarter ended March 31, 2021, Payment Services Segment payment volume was RUB 384.0 billion ($5.1 billion), an increase of 4% compared to RUB 370.3 billion in the prior year. The increase in payment volume was driven by the growth in Money Remittances market vertical, resulting largely from the development of our product offering for self-employed markets as well as from an increasing volume of traditional money remittances in CONTACT. The increase was offset by E-commerce volumes decline due to the restrictions imposed on us by the Russian Central Bank (“CBR”) in December 2020, as disclosed in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020.

The Payment Average Net Revenue Yield was 1.06%, a decrease of 18 bps as compared to 1.24% in the prior year primarily driven by an increasing share of lower yielding Money Remittance volumes in the total volume as well as by the CBR restrictions, which led to the reduction of E-commerce average net revenue yield.

Payment Services Segment Net Revenue Yield was 1.24%, a decrease of 20 bps compared to 1.44% in the prior year.

The number of active kiosks and terminals was 106,526, including Contact and Rapida physical points of service, a decrease of 17% compared to the prior year. The number of kiosks and terminals is generally decreasing as market evolves towards a higher share of digital payments, moreover, our physical distribution network was negatively affected by the spread of the COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited our consumers’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure.

The number of active Qiwi Wallet accounts was 16.6 million as of March 31, 2021, a decrease of 5.2 million, or 24%, compared to 21.8 million as of March 31, 2020. The decrease primarily resulted from the introduction of new limitations on the anonymous wallets, change of inactivity term from 6 to 12 months, and enhancement of certain KYC, identification and compliance procedures. We expect that the number of active QIWI Wallets could also be affected by the CBR restrictions imposed in December 2020 and the resulting outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions. Such decline did not substantially impact our financial or operating performance due to increasing diversification of our product proposition and operating models.

Factoring portfolio, which comprises short-term loans issued to legal entities by our Factoring PLUS project was RUB 4.9 billion, an increase of 37% compared to RUB 3.6 billion as of March 31, 2020, mainly as a result of project development and scaling.

Recent Developments

The CBR restrictions: A significant part of QIWI Bank operations is still being under the CBR restrictions imposed in December 2020, following a routine scheduled audit of Qiwi Bank. We continue to work closely with the CBR to remediate the identified deficiencies and violations and eliminate or narrow down the restrictions that have been imposed. As a result of such cooperation, the CBR permitted us to resume processing payments to certain key foreign merchants and lifted some of the other restrictions imposed in December 2020. However, there can be no assurance that there will be any further easing of the restrictions that were originally imposed, or that they will not ultimately become permanent, including through the adoption of new laws or regulations. In the beginning of 2021, as reported in the media, similar restrictions were imposed on some of our key competitors. We believe that the restrictions imposed on us were primarily driven by an evaluation of the overall approach of the CBR to the interpretation of the applicable e-payments regulation and general trends towards increased scrutiny in the areas of cyberspace and cross-border payments that we have been observing recently rather than specific deficiencies identified. The restrictions introduced by the CBR have substantially decreased the volumes mainly in our E-Commerce market vertical and therefore have adversely affected and will continue to adversely affect the results of operations of our Payment Services Segment.

Betting industry regulation: Since 2016, we have been operating an Interactive Bets Accounting Center (TSUPIS), which we established together with one of the self-regulated associations of bookmakers in order to enable us to accept electronic bets on behalf of sports betting companies and process related payments. As of the day of this press-release, we continue to serve as one of the two TSUPIS that are able to accept electronic bets on behalf of sports betting companies in Russia. In December 2020, a new law was adopted, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center (ETSUP). This role will be assigned to a credit institution specifically authorized by the President of Russia based on a proposal made by the Government. By the end of September 2021, the newly-appointed ETSUP will replace the existing TSUPIS. Currently, both we and the operator of the competing TSUPIS have publicly made proposals to serve as the ETSUP pursuant to the new regulatory regime, however, there can be no assurance that our bid will be successful. If we are not able to secure an active role in this new industry landscape, we may experience a decrease in or complete loss of payment volumes and income associated directly or indirectly with the TSUPIS established by Qiwi Bank. This or any further significant change in betting legislation may negatively affect the payment volume, revenue, and margins of our Payment Services business, as well as overall usage of Qiwi Wallet.

Dividend: In March 2021, the Board of Directors has approved a target dividend payout ratio for 2021. In accordance with the decision of the Board of Directors, the Company aims to distribute at least 50% of Group Adjusted Net Profit for 2021.

Following the determination of the first quarter 2021 financial results and taking into consideration our current operating environment, our Board of Directors approved a dividend of USD 22 cents per share. The dividend record date is June 22, 2021, and the Company intends to pay the dividend on June 24, 2021. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range.

2021 Guidance3

QIWI reiterates its guidance in respect of 2021 outlook:

•	Total Net Revenue is expected to decrease by 15% to 25% over 2020;

•	Payment Services Segment Net Revenue is expected to decrease by 15% to 25% over 2020;

•	Adjusted Net Profit is expected to decrease by 15% to 30% over 2020;

For the purpose of the guidance in respect of 2021 outlook we would like to outline the following considerations:

Payment Services segment results will partially depend on two significant uncertainties: (1) our ability to recover or replace the payment volumes associated with cross-borders operations that were the subject of the CBR restrictions introduced in December 2020, and (2) our ability to secure a place in the new betting industry landscape.

There can be no assurance that there will be any further easing of the restrictions that were originally imposed by the CBR in December 2020, or that they will not ultimately become permanent, including through the adoption of new laws or regulations. Even if restrictions are entirely or partially lifted, we may not be able to gain back the business that was lost in their wake. Our past and future operations may also be subject to greater scrutiny from the CBR. There can be no assurance that additional restrictions will not be imposed on us as a result of the latest audit or any subsequent ones. Any such restrictions could have a material adverse effect on our business, financial condition and results of operations.

[3]	Guidance is provided in Russian rubles

If we are unable to become a part of the new betting industry landscape, we may experience a decrease in or complete loss of payment volumes, revenues, and income associated directly or indirectly with the TSUPIS established by Qiwi Bank. At the same time, we believe that we should be able to retain our revenues generated from QIWI Wallet services for the betting industry, which are not directly related to our TSUPIS, including betting accounts top-ups and winnings pay-outs.

Our outlook reflects our current views and expectations only and is based on the trends we see as of the day of this press release. If such trends were to deteriorate further the impact on our business and operations could be more severe than currently expected. We continue to monitor the situation closely.

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss first quarter 2021 financial results today at 8:30 a.m. ET. Hosting the call will be Boris Kim, chief executive officer, Andrey Protopopov, chief executive officer of Payment Services and Elena Nikonova, interim chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13719425. The replay will be available until Thursday, June 3, 2021. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed around 16.6 million virtual wallets, over 106,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 128 billion cash and electronic payments monthly connecting over 29 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Factoring, Flocktory and Tochka businesses, the impact of the COVID-19 pandemic and related public health measures on our business, merchants, customers, and employees, the impact of the restrictions imposed on us by the CBR on December 7, 2020, in particular with respect to payments to foreign merchants, developments in the betting industry in the Russian Federation and its regulation, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2020 (audited)	As of March 31, 2021 (unaudited)	As of March 31, 2021 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	1,893	1,810	23.9
Goodwill and other intangible assets	10,813	10,693	141.3
Investments in associates	1,635	1,805	23.8
Long-term debt securities and deposits	3,495	3,475	45.9
Long-term loans	214	248	3.3
Other non-current assets	112	113	1.5
Deferred tax assets	209	178	2.4

Total non-current assets	18,371	18,322	242.0

Current assets
Trade and other receivables	7,445	5,338	70.5
Short-term loans	5,799	4,968	65.6
Short-term debt securities and deposits	2,888	2,840	37.5
Prepaid income tax	197	380	5.0
Other current assets	1,202	895	11.8
Cash and cash equivalents	47,382	35,616	470.5
Assets held for sale	31	—	—

Total current assets	64,944	50,037	661.0

Total assets	83,315	68,359	903.0

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.0
Additional paid-in capital	1,876	1,876	24.8
Share premium	12,068	12,068	159.4
Other reserve	2,575	2,580	34.1
Retained earnings	14,602	15,133	199.9
Translation reserve	554	559	7.4

Total equity attributable to equity holders of the parent	31,676	32,217	425.6

Non-controlling interests	96	98	1.3

Total equity	31,772	32,315	426.9

Non-current liabilities
Long term debt	4,923	4,929	65.1
Long-term lease liability	762	755	10.0
Long-term customer accounts	36	—	—
Other non-current liabilities	44	60	0.8
Deferred tax liabilities	1,161	1,210	16.0

Total non-current liabilities	6,926	6,954	91.9

Current liabilities
Trade and other payables	29,528	17,202	227.2
Customer accounts and amounts due to banks	12,301	8,020	105.9
Short-term debt	1,640	1,179	15.6
Dividends payable	—	1,465	19.4
Short-term lease liability	354	352	4.6
VAT and other taxes payable	147	189	2.5
Other current liabilities	647	683	9.0

Total current liabilities	44,617	29,090	384.3

Total equity and liabilities	83,315	68,359	903.0

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 75.7023 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2021.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2020	March 31, 2021	March 31, 2021
	RUB(1)	RUB	USD(2)
Continuing operations
Revenue:	9,404	9,234	122.0
Payment processing fees	7,935	7,615	100.6
Interest revenue calculated using the effective interest rate	556	649	8.6
Fees from inactive accounts and unclaimed payments	490	441	5.8
Other revenue	423	529	7.0
Operating costs and expenses:	(6,204)	(6,718)	(88.7)
Cost of revenue (exclusive of items shown separately below)	(3,853)	(4,073)	(53.8)
Selling, general and administrative expenses	(694)	(549)	(7.3)
Personnel expenses	(1,377)	(1,705)	(22.5)
Depreciation and amortization	(260)	(286)	(3.8)
Credit loss (expense)/income	(20)	(93)	(1.2)
Impairment of non-current assets	—	(12)	(0.2)

Profit from operations	3,200	2,516	33.2

Share of gain of an associate and a joint venture	132	165	2.2
Foreign exchange gain/(loss), net (3)	60	8	0.1
Interest income and expenses, net	(21)	(12)	(0.2)
Other income and expenses, net	(16)	(8)	(0.1)

Profit before tax from continuing operations	3,355	2,669	35.3

Income tax expense	(666)	(715)	(9.4)

Net profit from continuing operations	2,689	1,954	25.8

Discontinued operations
Loss after tax from discontinued operations	(1,090)	—	—

Net profit	1,599	1,954	25.8

Attributable to:
Equity holders of the parent	1,587	1,943	25.7
Non-controlling interests	12	11	0.1

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	186	5	0.1
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	(8)	—	—
Net gains recycled to profit or loss upon disposal	(22)	—	—
Total other comprehensive income/(loss), net of tax	156	5	0.1

Total comprehensive income, net of tax effect of nil	1,755	1,959	25.9

Attributable to:
Equity holders of the parent	1,732	1,948	25.7
Non-controlling interests	23	11	0.1

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	25.54	31.13	0.41
Diluted, profit attributable to ordinary equity holders of the parent	25.44	31.11	0.41

Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	43.09	31.13	0.41
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	42.92	31.11	0.41

(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 75.7023 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2021.
(3)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Three months ended (unaudited)
	March 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	USD(1)
Operating activities
Profit before tax from continuing operations	3,355	2,669	35.3
Loss before tax from discontinued operations	(1,344)	—	—
Profit before tax	2,011	2,669	35.3

Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	319	286	3.8
Foreign exchange loss/(gain), net	(37)	(8)	(0.1)
Interest income, net	(843)	(523)	(6.9)
Credit loss expense	520	93	1.2
Share of gain of an associate and a joint venture	(132)	(165)	(2.2)
Share-based payments	59	6	0.1
Other	(2)	29	0.4
Working capital adjustments:
Decrease in trade and other receivables	2,272	2,043	27.0
Decrease/(increase) in other assets	(167)	302	4.0
Decrease in customer accounts and amounts due to banks	(8,897)	(4,342)	(57.4)
Decrease in accounts payable and accruals	(4,004)	(12,313)	(162.7)
Decrease/(increase) in loans issued from banking operations	(1,265)	820	10.8

Cash used in operations	(10,166)	(11,103)	(146.7)

Interest received	1,083	721	9.5
Interest paid	(211)	(127)	(1.7)
Income tax paid	(482)	(753)	(9.9)

Net cash flow used in operating activities	(9,776)	(11,262)	(148.8)

Investing activities
Cash used in business combination	—	(10)	(0.1)
Purchase of property and equipment	(59)	(56)	(0.7)
Purchase of intangible assets	(62)	(9)	(0.1)
Proceeds from sale of fixed and intangible assets	12	3	0.0
Loans issued	(7)	(5)	(0.1)
Repayment of loans issued	21	12	0.2
Purchase of debt securities and deposits	(2,361)	—	—
Proceeds from sale and redemption of debt securities	1,068	—	—

Net cash used in investing activities	(1,388)	(65)	(0.9)

Financing activities
Proceeds from / (repayment of) borrowings	305	(465)	(6.1)
Payment of principal portion of lease liabilities	(23)	(15)	(0.2)
Dividends paid to non-controlling shareholders	(44)	(9)	(0.1)

Net cash (used in)/generated from financing activities	238	(489)	(6.5)

Effect of exchange rate changes on cash and cash equivalents	1,065	50	0.7

Net increase in cash and cash equivalents	(9,861)	(11,766)	(155.4)

Cash and cash equivalents at the beginning of year	42,101	47,382	625.9

Cash and cash equivalents at the end of year	32,240	35,616	470.5

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 75.7023 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2021.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	March 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	USD (1)
Total Net Revenue	6,260	5,161	68.2

Payment Services	5,321	4,762	62.9
Consumer Financial Services	566	—	—
Rocketbank	23	—	—
Corporate and Other	350	399	5.3

Total Segment Net Profit(2)	1,754	2,061	27.2

Payment Services	3,051	2,480	32.8
Consumer Financial Services	(522)	—	—
Rocketbank	(660)	—	—
Corporate and Other	(115)	(419)	(5.5)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 75.7023 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2021.
(2)	For the three months ended March 31, 2020 and March 31, 2021 Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Net Revenue is the Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittance payment net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2020	March 31, 2021	March 31, 2021
	RUB(1)	RUB	USD(2)
Revenue (3)	10,610	9,234	122.0

Minus: Cost of revenue (exclusive of depreciation and amortization) (4)	4,350	4,073	53.8

Total Net Revenue	6,260	5,161	68.2

Segment Net Revenue
Payment Services Segment Revenue	8,988	8,547	112.9
PS Payment Revenue(5)	7,935	7,615	100.6
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(6)	3,340	3,547	46.8

PS Payment Adjusted Net Revenue	4,595	4,068	53.7

PS Other Revenue(7)	1,053	932	12.3
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(8)	326	239	3.2

PS Other Adjusted Net Revenue	727	694	9.2

Payment Services Segment Net Revenue	5,321	4,762	62.9

Consumer Financial Services Segment Revenue	640	—	—
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	74	—	—

Consumer Financial Services Segment Net Revenue	566	—	—

Rocketbank Revenue	437	—	—
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	414	—	—

Rocketbank Net Revenue	23	—	—

Corporate and Other Category Revenue	545	687	9.1
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	195	288	3.8

Corporate and Other Category Net Revenue	350	399	5.3

Total Segment Net Revenue	6,260	5,161	68.2

Net Profit	1,599	1,954	25.8

Plus:
Depreciation and amortization	319	286	3.8
Other income and expenses, net	16	8	0.1
Foreign exchange (gain)/loss, net	(37)	(8)	(0.1)
Share of gain of an associate and a joint venture	(132)	(165)	(2.2)
Interest income and expenses, net	32	12	0.2
Income tax expenses	412	715	9.4
Offering expenses	10	—	—
Share-based payment expenses	59	6	0.1
Impairment of non-current assets	20	12	0.2

Adjusted EBITDA	2,298	2,820	37.3

Adjusted EBITDA margin	36.7%	54.6%	54.6%

Net profit	1,599	1,954	25.8

Fair value adjustments recorded on business combinations and their amortization(9)	84	85	1.1
Impairment of non-current assets	20	12	0.2
Share-based payment expenses	59	6	0.1
Offering expenses	10	—	—
Effect of taxation of the above items	(18)	4	0.1

Adjusted Net Profit	1,754	2,061	27.2

Adjusted Net Profit per share:
Basic	28.23	33.02	0.44
Diluted	28.12	33.00	0.44

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	62,126	62,411	62,411
Diluted	62,378	62,459	62,459

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 75.7023 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2021.
(3)	Including revenue from discontinued operations of RUB 1,206 million for the first quarter ended March 31, 2020.
(4)	Including cost of revenue from discontinued operations of RUB 497 million for the first quarter ended March 31, 2020.
(5)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(6)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(7)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(8)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(9)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	March 31, 2020	March 31, 2021	March 31, 2021
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	370.3	384.0	5.1

E-commerce	109.2	89.3	1.2
Financial services	67.6	60.9	0.8
Money remittances	144.3	190.1	2.5
Telecom	40.1	31.8	0.4
Other	9.2	11.8	0.2

Payment net revenue (million)(3)	4,594.7	4,068.4	53.7

E-commerce	2,712.9	1,781.9	23.5
Financial services	286.4	166.5	2.2
Money remittances	1,351.0	1,899.8	25.1
Telecom	191.4	152.0	2.0
Other	52.9	68.1	0.9

Payment Average Net Revenue Yield(4)	1.24%	1.06%	1.06%

E-commerce	2.48%	1.99%	1.99%
Financial services	0.42%	0.27%	0.27%
Money remittances	0.94%	1.00%	1.00%
Telecom	0.48%	0.48%	0.48%
Other	0.58%	0.58%	0.58%

Payment Services Segment Net Revenue Yield	1.44%	1.24%	1.24%
Active kiosks and terminals (units)(5)	127,643	106,526	106,526
Active Qiwi Wallet accounts (million)(6)	21.8	16.6	16.6

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 75.7023 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2021.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Net Revenue Yield is defined as PS Payment net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.